UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No. ___________)*


                               AFFYMETRIX, INC.
----------------------------------------------------------------------------
                               (Name of Issuer)


                          COMMON STOCK, NO PAR VALUE
----------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  00826T 10 8
----------------------------------------------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement / / . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00826T 10 8                      13G      Page   2   of   15   Pages


  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            GLAXO WELLCOME PLC

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            JOINT FILING                                       (a) / /
                                                               (b) / /

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

            ENGLAND

                     5    SOLE VOTING POWER

    NUMBER OF                  7,731,731
      SHARES
  BENEFICIALLY       6    SHARED VOTING POWER
    OWNED BY
      EACH                     NONE
    REPORTING
     PERSON          7    SOLE DISPOSITIVE POWER
      WITH
                               7,731,731

                     8    SHARED DISPOSITIVE POWER

                               NONE

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,731,731

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            34.4%

  12   TYPE OF REPORTING PERSON*

            HC
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00826T 10 8              13G        Page   3   of   15   Pages

  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            GLAXO GROUP LTD.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            JOINT FILING                                  (a) / /
                                                          (b) / /

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

            ENGLAND


                     5    SOLE VOTING POWER
    NUMBER OF
     SHARES                    7,705,067
   BENEFICIALLY
    OWNED BY         6    SHARED VOTING POWER
      EACH
    REPORTING                  NONE
      PERSON
       WITH          7    SOLE DISPOSITIVE POWER

                               7,705,067

                     8    SHARED DISPOSITIVE POWER

                               NONE

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,705,067

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            34.3%

  12   TYPE OF REPORTING PERSON*

            CO

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            GLAXO VENTURE LTD.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            JOINT FILING                        (a) /  /
                                                (b) /  /


  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

            ENGLAND
                     5    SOLE VOTING POWER

    NUMBER OF                  7,705,067
     SHARES
  BENEFICIALLY       6    SHARED VOTING POWER
     OWNED BY
      EACH                     NONE
    REPORTING
     PERSON          7    SOLE DISPOSITIVE POWER
      WITH
                               7,705,067

                     8    SHARED DISPOSITIVE POWER

                               NONE

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,705,067

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            34.3%

  12   TYPE OF REPORTING PERSON*

            CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00826T 10 8                   13G         Page   5   of   15   Pages


  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AFFYMAX N.V.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            JOINT FILING                                  (a) / /
                                                          (b) / /

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

            NETHERLANDS

                     5    SOLE VOTING POWER

    NUMBER OF                  7,705,067
     SHARES
  BENEFICIALLY       6    SHARED VOTING POWER
     OWNED BY
      EACH                     NONE
    REPORTING
     PERSON          7    SOLE DISPOSITIVE POWER
      WITY
                               7,705,067

                     8    SHARED DISPOSITIVE POWER

                               NONE

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,705,067


  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            34.2%

  12   TYPE OF REPORTING PERSON*

            CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00826T 10 8                13G           Page   6   of   15   Pages


  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DOUGLAS HURT

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            JOINT FILING                                       (a) / /
                                                               (b) / /

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

            ENGLAND

                     5    SOLE VOTING POWER

                               NONE
    NUMBER OF
     SHARES          6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                  NONE
      EACH
    REPORTING        7    SOLE DISPOSITIVE POWER
     PERSON
                               NONE

                     8    SHARED DISPOSITIVE POWER

                               NONE

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            13,332 (Not to be construed as an admission of beneficial ownership.)

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            0.1%

  12   TYPE OF REPORTING PERSON*

            IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00826T 10 8                13G     Page   7   of   15   Pages


  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BARRY ROSS

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            JOINT FILING                                       (a) / /
                                                               (b) / /

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

            ENGLAND

                     5    SOLE VOTING POWER

                               NONE
    NUMBER OF
     SHARES         6    SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                   NONE
      EACH
    REPORTING       7    SOLE DISPOSITIVE POWER
     PERSON
       WITH                    NONE

                    8    SHARED DISPOSITIVE POWER

                               NONE

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            13,332 (Not to be construed as an admission of beneficial ownership.)

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            0.1%

  12   TYPE OF REPORTING PERSON*

            IN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00826T 10 8           13G     Page   8   of   15   Pages


  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AFFYMAX TECHNOLOGIES N.V.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            JOINT FILING                             (a) / /
                                                     (b) / /

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

            NETHERLANDS ANTILLES

                     5    SOLE VOTING POWER

                               6,746,592
    NUMBER OF
     SHARES          6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   NONE
      EACH
    REPORTING        7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                     6,746,592

                     8    SHARED DISPOSITIVE POWER

                               NONE

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,746,592


  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*



  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            29.8%

  12   TYPE OF REPORTING PERSON*

            CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.(a)     Name of Issuer

     Affymetrix, Inc.


Item 1.(b)     Address of Issuer's Principal Executive Offices

     3380 Central Expressway, Santa Clara, California 95051


Item 2.(a)     Name of Person Filing

     This statement on Schedule 13G (this "Schedule 13G") is being filed jointly by the following persons: (i) Glaxo Wellcome plc, (ii) Glaxo Group Ltd., (iii) Glaxo Venture Ltd., (iv) Affymax N.V., (v) Affymax Technologies N.V., (vi) Mr. Douglas Hurt, and (vii) Dr. Barry Ross. The foregoing persons shall collectively be referred to herein as the "Glaxo Reporting Persons".


Item 2.(b)     Address or Principal Business Office or, if none, Residence

     The address of the principal business office of each of the Glaxo Reporting Persons is attached hereto as Schedule A.


Item 2.(c)     Citizenship

     The corporate or individual citizenship of each of the Glaxo Reporting Persons is as follows: (i) Glaxo Wellcome plc (England), (ii) Glaxo Group Ltd. (England), (iii) Glaxo Venture Ltd. (England), (iv) Affymax N.V. (Netherlands), (v) Affymax Technologies N.V. (Netherlands Antilles), (vi) Mr. Douglas Hurt (England), and (vii) Dr. Barry Ross (England).


Item 2.(d)     Title of Class of Securities

     Common Stock, No Par Value ("Affymetrix Common Stock")


Item 2.(e)     CUSIP No.

     00826T 10 8

Item 3. If this statement is filed pursuant to Rules 13d-l(b), or 13d-2(b), check whether the person filing is a:

     (a)  / / Broker or dealer registered under section 15 of the Act
     (b)  / / Bank as defined in section 3(a)(6) of the Act
     (c)  / / Insurance company as defined in section 3(a)(19) of the Act
     (d) / / Investment company registered under section 8 of the Investment Company Act
     (e) / / Investment adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) / / Employee benefit plan, pension fund which is subject to provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see Section 240.13d-1(b)(1)(ii)(F)
     (g)  / / Parent holding company, in accordance with
          Section 240.13d-1(b)(ii)(G). (Note: See Item 7)

     (h)  / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


     Not Applicable.

Item 4.   Ownership

(a)  Amount Beneficially Owned

     See line item (9) of each Glaxo Reporting Person's cover page to this
     Schedule 13G.

(b)  Percent of Class

     See line item (11) of each Glaxo Reporting Person's cover page to this
     Schedule 13G.

(c)  Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote

     See line item (5) of each Glaxo Reporting Person's cover page to this
     Schedule 13G.

     (ii) Shared power to vote or to direct the vote

     See line item (6) of each Glaxo Reporting Person's cover page to this
     Schedule 13G.

     (iii) Sole power to dispose or to direct the disposition of

     See line item (7) of each Glaxo Reporting Person's cover page to this
     Schedule 13G.

     (iv) Shared power to dispose or to direct the disposition of

     See line item (8) of each Glaxo Reporting Person's cover page to this
     Schedule 13G.

     Mr. Douglas Hurt and Dr. Barry Ross are each directors of Affymetrix, Inc. designated by Glaxo Wellcome plc ("Glaxo Wellcome"). Each such individual may be deemed to beneficially own 13,332 shares of Affymetrix Common Stock (the "Directors' Shares") pursuant to certain currently exercisable stock options granted to them by Affymetrix, Inc. The Directors' Shares are held by Mr. Douglas Hurt and Dr. Barry Ross for the benefit of Glaxo Wellcome which has the sole power to direct both the voting and disposition of such shares.

     Mr. Douglas Hurt and Dr. Barry Ross each disclaims beneficial ownership of the securities of Affymetrix, Inc. reported in this Schedule 13G, and the filing of this Schedule 13G shall not be construed as an admission that these individuals are the beneficial owners of any Affymetrix, Inc. securities.


Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.


     Not Applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Affymetrix, Inc. which are the subject of this Schedule 13G.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     See Exhibit 1.

Item 8.   Identification and Classification of Members of the Group

     Not Applicable


Item 9.   Notice of Dissolution of Group

     Not Applicable


Item 10.  Certification

     Not Applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         GLAXO WELLCOME PLC




                                         By:  /s/ S. J. Cowden
                                            -----------------------------
                                              Title:    Secretary




Dated: February 14, 1997

                          SCHEDULE A TO SCHEDULE 13G



      ITEM 2(b) DISCLOSURE REGARDING ADDRESS OF PRINCIPAL BUSINESS OFFICE



          The principal business address of each of the Glaxo Reporting Persons is set forth below:



Glaxo Wellcome plc
Lansdowne House
Berkeley Square
London W1X 6BQ
England


Glaxo Group Ltd. and Glaxo Venture Ltd.
Glaxo Wellcome House
Berkeley Avenue
Greenford, Middlesex UB6 0NN
England


Affymax N.V.
891-995 Greenford Road
Greenford, Middlesex UB6 0HE
England


Affymax Technologies N.V.
De Ruyterkade 62
Curacao
Netherlands Antilles


Mr. Douglas Hurt
Glaxo Wellcome Inc.
Five Moore Drive
Research Triangle Park
North Carolina  27709
USA

Dr. Barry Ross
Glaxo Research and Development Ltd.
891-995 Greenford Road
Greenford, Middlesex UB6 0HE

                               INDEX OF EXHIBITS





Exhibit                                                    Sequentially
Number         Description                                 Numbered Page
-------        -----------                                 -------------

1.             Item 7 Disclosure Regarding Subsidiaries         14

2.             Joint Filing Agreement, dated February 14,       15
               1997, among Glaxo Wellcome plc, Glaxo
               Group Ltd., Glaxo Venture Ltd., Affymax
               N.V., Affymax Technologies N.V., Mr.
               Douglas Hurt and Dr. Barry Ross

                           EXHIBIT 1 TO SCHEDULE 13G



                   ITEM 7 DISCLOSURE REGARDING SUBSIDIARIES



     Glaxo Wellcome plc ("Glaxo Wellcome") is the ultimate parent holding company with respect to all of the other Glaxo Reporting Persons, other than Mr. Douglas Hurt and Dr. Barry Ross. Glaxo Wellcome owns, directly and indirectly, 100% of Glaxo Group Ltd. ("Glaxo Group"). Glaxo Group in turn owns 100% of Glaxo Venture Ltd. ("Glaxo Venture") which owns approximately 99% of Affymax N.V. ("Affymax") of which Affymax Technologies N.V. ("Affymax Technologies") is a wholly-owned subsidiary. Neither Glaxo Wellcome, Glaxo Group nor Glaxo Venture directly holds any shares of Affymetrix Common Stock.


     The Glaxo Reporting Persons filing this Schedule 13G may be deemed to beneficially own shares of Affymetrix Common Stock in the following amounts:



         Person             Shares of Affymetrix      Shares of Affymetrix
                            Common Stock Directly         Common Stock
                              Owned, Including         Beneficially Owned
                            Pursuant to Warrants

1. Affymax Technologies                  6,746,592         6,746,592
2. Affymax                                 958,475         7,705,067
3. Glaxo Venture                                 0         7,705,067
4. Glaxo Group                                   0         7,705,067
5. Glaxo Wellcome                                0         7,731,731

                                                                     EXHIBIT 2
                                                                     ---------


                            JOINT FILING AGREEMENT


       Each of the undersigned hereby agrees and consents that the Schedule 13G filed herewith (the "Schedule 13G") by Glaxo Wellcome plc ("Glaxo Wellcome") is filed on behalf of each of them pursuant to the authorization of each of them to Glaxo Wellcome to make such filing and that such Schedule 13G is filed jointly on behalf of each of them, pursuant to Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing unless such person knows or has reason to believe that such information is inaccurate. This agreement may be signed in counterparts.


GLAXO WELLCOME PLC                GLAXO GROUP LTD.



By: /s/ S. J. Cowden              By: /s/ S. J. Cowden

    Title: Secretary                  Title: Secretary



GLAXO VENTURE LTD.                AFFYMAX N.V.



By: /s/ S.J. Cowden               By: /s/ Adrian Hennah

    Title: Company Secretary          Title: Director



MR. DOUGLAS HURT                  DR. BARRY ROSS

By: /s/ Douglas Hurt              By: /s/ Barry Ross



AFFYMAX TECHNOLOGIES N.V.



By: /s/ Adrian Hennah

    Title: Director


Dated:  February 14, 1997